Mail Stop 3561

June 25, 2007

Via U.S. Mail & Facsimile (303) 431-1567
Mr. Neil Cox
Chairman and Chief Financial Officer
Tombstone Cards, Inc.
5380 Highlands Drive
Longmont, CO 80503

>   **Re: Tombstone Cards, Inc.**
>   **Amendment No. 4 to Registration Statement on Form SB-2**
>   **Filed June 7, 2007**
>   **File No. 333-138184**

Dear Mr. Cox:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. In order to assist investors in understanding your offering, your registration statement is required to be issued in plain English, which requires that information be presented in a clear, concise, and understandable manner. For example, the alphabetic disclosure you have added on the cover page describing from (a) to (m) what you are registering is in a different order than the headings in bold that appear above it, making it difficult to comprehend what in fact you are registering. Use charts and graphs as needed to assist in your effort to clarify this and other disclosure in the document. As such, we reissue comment 1 from our letter of May 25, 2007 and refer you to Securities Act Release 33-7380, Securities Act Release No. 33-7497, and A Plain English Handbook (available on the Commission's website at http://www.sec.gov/pdf/handbook.pdf). Some of our comments below are designed to assist you in that regard.

2. We note the changes you have made in response to comment 2 from our letter of May 25, 2007, but we reissue it in part. The offering price for common shares you are registering remains inconsistent. For example, you indicate in the fee table that the offering price for 60,000 "Common Shares Underlying Common Stock Purchase Warrants to Placement

Mr. Neil Cox
Tombstone Cards, Inc.
June 25, 2007
Page 2

Agent" is $0.55 a share. However, on the cover page you indicate that the offering price for 60,000 "common Shares underlying Placement Agent Warrants" is $0.60 a share. Revise throughout for consistency.

3. We note the changes you have made in response to comment 3 from our letter of May 25, 2007, but we reissue it, in part. Your disclosure about the various securities you are registering on behalf of your placement agent remains confusing and inconsistent. For example, fee table and the top of your cover page indicates that "60,000 'A' Warrants of Placement Agent" and "60,000 'B' Warrants of Placement Agent" are being registered. However, your list of items on the cover page from (a) to (m) that you are registering for resale does not include these items. In addition, while you indicate that you are registering "60,000 Shares of Common Stock of Placement Agent" at the top of the cover page, both the fee table and item (j) on the cover page have inconsistent descriptions. Namely, you indicate there that you are registering "60,000 common Shares underlying Placement Agent Warrants (for Units consisting of Shares and 'A' and 'B' Warrants.)" Please revise here and throughout for clarity and consistency.

4. We note the changes you have made in response to comment 4 from our letter of May 25, 2007, but we reissue it, in part. The total number of shares underlying warrants or options, if exercised, in the selling shareholder chart on pages 22 and 23 (4,390,000) continues to be a different number than the total number on page 1 (4,330,000 comprising 1,730,000 common shares underlying A warrants plus 1,730,000 common shares underlying B warrants plus 60,000 common shares underlying placement agent A warrants plus 60,000 common shares underlying placement agent B warrants plus 600,000 common shares underlying consultant warrants plus 150,000 employee/consultant option shares.) Please revise or advise. In addition, please explain why your number for Garden State Securities (180,000) in the third to last column in the selling security holders chart on page 22 entitled "Shares Underlying Warrants of Options, if Exercised" does not equal the sum of the prior three columns (120,000), as is the case for all other selling shareholders.

Cover Page

5. Please revise your introductory language to indicate that you are registering all items listed form (a) to (m) on behalf of selling shareholders.

Executive and Directors Compensation, page 41

6. Please revise footnote 1 to the Summary Compensation Table to disclose the dollar amount recognized for financial statement reporting purposes. Please refer to Item 402(b)(2)(v) of Regulation S-B.

7. You note in footnote 2 that "[p]ayroll was made for the months of June-December 2006" and indicate that the actual salaries paid were different than those listed in the Summary

Compensation Table. While the salary column should include the dollar value of base salary <u>actually earned</u> by the named executive officer during the year, the footnote should indicate any amount of salary forgone. Please refer to Instructions to Item 402(b)(2)(iii) and (iv) of Regulation S-B and revise to clarify.

8. The Director Compensation table on page 43 appears to include compensation items already reported in the Summary Compensation Table. Compensation items should only be reported once, unless it is necessary to report them more than once to avoid confusion. Please revise accordingly. Refer to Item 402(f) of Regulation S-B.

<u>Financial Statements page F-1</u>

9. Please update the financial statements in accordance with Item 310(g) of Regulation S-B.

<u>Closing</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Patrick Kuhn at (202) 551-3308 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3315 with any other questions.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: <u>Via Facsimile (303) 431-1567</u>
Michael Littman, Esq.